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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CHANGE OF EXECUTIVE DIRECTOR, CHAIRMAN OF THE BOARD, CHAIRMAN OF NOMINATION COMMITTEE AND
AUTHORISED REPRESENTATIVE

The board (the “Board”) of directors (“Director(s)”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) announces:

I.	the resignation of Mr. Zhang Wenyi (“Mr. Zhang”) as Class I executive Director, chairman of the Board, chairman of the nomination committee of the Board (the “Nomination Committee”) and the authorised representative of the Company (“Authorised Representative”);

II.	the appointment of Dr. Zhou Zixue (“Dr. Zhou”) as Class I executive Director, chairman of the Board, chairman of the Nomination Committee and the Authorised Representative in place of Mr. Zhang; and

III.	the appointment of Mr. Zhang as Honorary Chairman of the Company,

all with effect from March 6, 2015.

Mr. Zhang has decided not to serve as a Board member due to his advancing age. He has been engaged by the Company as an advisor since 6 March 2015. Mr. Zhang will continue to work with the management team during the transition and provide advice as an advisor.

Mr. Zhang confirmed that he has no disagreement with the Board and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The biographical details of Dr. Zhou is as follows:

Dr. Zhou, aged 58, received a master degree in management engineering from The University of Electronic Science and Technology of China and a Ph.D in Economic History from Central China Normal University. Prior to joining the Company, Dr. Zhou served as Chief Economist in the Ministry of Industry and Information Technology of China (“MIIT”) since April 2009. He was the Director-General in the Department of Finance of MIIT from 2008 to 2009. Dr. Zhou had worked as Director-General and Deputy Director-General in the Ministry of Information Industry of China and Deputy Director-General of the Ministry of Electronics Industry (“MEI”) and had served in other different divisions of the MEI and the Ministry of Machinery and Electronics Industry. Dr. Zhou had previously worked in Beijing State-Owned Dongguangdian Factory, one of the then largest semiconductor enterprises in China, responsible for accounting, marketing, etc. Dr. Zhou is also the secretary general of China Information Technology Industry Federation, the executive deputy director of the Standing Committee of Electronic Science and Technology Commission of China, a member of the National Informatization Expert Advisory Committee, a director of Chinese Accounting Association, the executive director and vice chairman of the board of directors of the China Institute of Electronics, the vice president of China Electronic Chamber of Commerce, the executive director of China Association of Chief Financial Officers and the president of its electronic branch and an Adjunct Professor of each of Beihang University, Beijing Institute of Technology, Renmin University of China, Nanjing University of Science and Technology, Zhejiang University, University of Electronic Science and Technology, etc. Dr. Zhou did not hold any directorships in other listed companies in the last three years.

Dr. Zhou entered into a service contract with the Company on 6 March 2015 for a term commencing on 6 March 2015 and ending on the next following annual general meeting of the Company (the “2015 AGM”) after his appointment. Dr. Zhou will be subject to re-election by the shareholders of the Company at the 2015 AGM pursuant to Article 126 of the Articles of Association of the Company and thereafter subject to retirement by rotation at least once every three years in accordance with the Articles of Association of the Company.

As an executive Director and chairman of the Board, Dr. Zhou is entitled to an annual cash compensation of RMB1,787,736 and equity awards to subscribe for such number of ordinary shares of the Company equivalent to 0.1% of the total issued ordinary shares of the Company as of the date of grant (70% of which will be granted as share options and 30% of which will be granted as restricted share units) in accordance with his service contract with the Company. The grant of restricted share units to Dr. Zhou is subject to the approval of independent shareholders of the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Dr. Zhou’s remuneration packages are determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendations from the compensation committee of the Board.

As at the date of this announcement, Dr. Zhou is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), nor did they have any relationships with any Directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, Dr. Zhou does not hold any other positions with the Company and other members of the Company.

Save for the information disclosed above, there is no other information relating to Dr. Zhou’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

The Company’s Chief Executive Officer and executive Director Dr. Tzu-Yin Chiu (“Dr. Chiu”) commented, “We would like to express our sincere appreciation to Mr. Zhang for his dedication and valuable contribution as chairman of the Board over the past few years. Mr. Zhang has served as the driving force in SMIC’s turnaround, stability and sustained growth.  We are pleased to have his continued involvement as an advisor of SMIC.”

“We would also like to welcome Dr. Zhou to chair the Board of SMIC.  With his extensive vision and expertise on China information technology industry, we believe the new leadership will guide the future growth of SMIC, ” said Dr. Chiu.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, China
6 March 2015

As at the date of this announcement, the Directors are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang